August 5, 2025

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: QUANTUM BIOPHARMA LTD.

Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities. We advise the following with respect to the upcoming Annual General & Special Meeting of Security Holders for the subject issuer:

1	ISIN:	CA74764Y2050
	CUSIP:	74764Y205

	ISIN:	CA74764Y1060
	CUSIP:	74764Y106

2	Date Fixed for the Meeting:	September 26, 2025

3	Record Date for Notice:	August 12, 2025

4	Record Date for Voting:	August 12, 2025

5	Beneficial Ownership Determination Date:	August 12, 2025

6	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	CLASS A MULTIPLE VOTING SHARES
CLASS B SUBORDINATE VOTING SHARES

7	Classes or Series of Securities that entitle the holder to vote at the meeting:	CLASS A MULTIPLE VOTING SHARES
CLASS B SUBORDINATE VOTING SHARES

8	Business to be conducted at the meeting:	Annual General & Special

9	Notice-and-Access:	YES
	Registered Shareholders:	YES
	Beneficial Holders:	YES
	Stratification Level:	Not Applicable

10	Reporting issuer is sending proxy-related materials	NO
directly to Non-Objecting Beneficial Owners:

11	Issuer paying for delivery to Objecting Beneficial Owners:	NO

With kindest regards,
"Diane Mann"

Marrelli Trust Company Limited
dmann@marrellitrust.ca

Marrelli Trust Company Limited

c/o DSA Corporate Services Limited Partnership.
82 Richmond Street East, Toronto, ON M5C 1P1
www.marrellitrust.ca        info@marrellitrust.ca
Fax: 416-360-7812        Tel: 416-416-361-6990